

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Andrew Keegan
Interim Chief Financial Officer
Vista Outdoor Inc.
1 Vista Way
Anoka, MN 55303

> **Re: Vista Outdoor Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **Filed May 24, 2022**
> **Form 8-K Filed February 2, 2023**
> **File No. 001-36597**

Dear Andrew Keegan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2022

Consolidated Statements of Comprehensive Income (Loss), page 41

1. We note that you present the line item "earnings (loss) before interest and income taxes," or EBIT, on the face of your consolidated statements of comprehensive income. Please tell us how this presentation complies with Item 10(e)(1)(ii)(C) of Regulation S-K.

Form 8-K filed February 2, 2023

Exhibit 99.1
General, page 1

2. We refer to your presentation of the non-GAAP measures EBITDA Margin and Free Cash Flow in the secondary headline, as well as the discussion and analysis of EBITDA in the body of your earnings release. In future filings, please revise your disclosures to also

present, with equal or greater prominence, the most directly comparable financial measures calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the SEC's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

<u>Free Cash Flows, page 6</u>

3.   We note you present a measure described as "free cash flow." It is unclear what information your measure is attempting to convey, as it appears to conflate elements of both liquidity and performance measures. Generally, free cash flow is understood to be a liquidity measure and is presented as cash flows from operating activities, less capital expenditures. At a minimum, it appears you should revise the description of your measure to something other than "free cash flow." In addition, your disclosure states the measure provides investors with information regarding cash available for debt payments, share repurchases and acquisitions. It's unclear how adjustments such as amounts paid for separation costs, transaction costs, etc., are available for purposes such as debt payments. Further, it is unclear why you are also tax effecting your adjustments, if your measure is intended to be a liquidity measure. Please explain the basis for your measure and why you believe it is appropriate or revise the measure accordingly.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing